Mail Stop 3561

January 13, 2010

Ian G.H. Ashken
Vice President and Chief Financial Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York 10580

>   **Re: Jarden Corporation**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed February 23, 2009**
>   **File No. 1-13665**

Dear Mr. Ashken:

    We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Mitchell D. Hollander, Esq.
       Kane Kessler, P.C.
       Via Facsimile